UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 16, 2011.

Exhibit 99.1

Voluntary offer for Golar LNG Energy Shares

We refer to our announcement on 27 April 2011 where we disclosed that we, Golar LNG Limited ("Golar" or the "Company"), own 95.1% of Golar LNG Energy Limited ("Golar Energy") following the acquisition of shares from a limited number of institutional shareholders. As announced in this disclosure, Golar hereby makes a voluntary offer to buy all of the remaining shares in Golar Energy (the "Voluntary Offer").

The offer price in the Voluntary Offer is NOK 26.80 per share.

The acceptance period for the Voluntary Offer expires on May 25, 2011, at 16:00 CET.

Settlement of the Offer will take place on May 31, 2011 at the latest.

Following the closing of the Voluntary Offer, Golar will initiate a compulsory acquisition of any shares in Golar Energy remaining in the ownership of others and delist Golar Energy from Oslo Axess.

The Voluntary Offer will be sent by post to all shareholders in Golar Energy as registered in the VPS on May 10, 2011.

For more detailed information, please Platou Markets AS at telephone: +47 22 01 63 00 or e-mail: office@platoumarkets.com.

Golar LNG Limited

May 10, 2011

Hamilton, Bermuda.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 16, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer